NORTHERN LIGHTS FUND TRUST

450 Wireless Blvd.

Hauppauge, New York 11788

James P. Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 470-2701

E-mail:jamesa@geminifund.com

September 30, 2011

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Laura Hatch

RE:

The Collar Fund, CMG Absolute Return Strategies Fund, Astor Long-Short ETF Fund, BTS Bond Asset Allocation Fund and Incline Capital Trend Following Fund of the Northern Lights Fund Trust [each a “Fund” and collectively the “Funds”] Nos. 333-122917; 811-21720

File

Dear Ms. Hatch:

On behalf of the Registrant(s), this letter responds to the comments you provided by telephone on Tuesday, August 3, 2011, with respect to the N-CSR and other filings for the above-referenced Funds and for filings in general for the Northern Lights Fund Trust.  Your comments are set forth below, and each is followed by the Registrant’s response.

                                                                                                                    General comment regarding 40-17G filing of Fidelity Bond for Northern Lights Trust:

Comment 1:

Because three registrants are covered under a joint fidelity bond, the 40-17g filing should include a statement regarding what the cost would be if each registrant obtained its fidelity bond separately.

Response:

Going forward, Northern Lights Fund Trust, Northern Lights Variable Trust and Ladenburg Thalmann Alternative Strategies Fund shall include a statement in all 40-17g filings regarding what the cost would be if each registrant obtained its fidelity bond separately.

                                                                                                                    The Collar Fund and CMG Absolute Return Strategies Fund N-CSR filings:

Comment 2:	The amounts of accumulated / undistributed (over distributed) net investment income (loss) were not displayed for the end of each period in the Statements of Changes in Net Assets per Reg. S-X 6-09.
Response:

The amounts of accumulated / undistributed (over distributed) net investment income (loss) were not displayed for the above referenced filings because the amounts were zero for each period.   Per Reg. S-X 6-09, the amounts will be displayed going forward in all cases and for all amounts.

                                                                                                                    CMG Absolute Return Strategies Fund N-CSR filing dated April 30, 2011:

Comment 3:

Within Management’s Discussion of Fund Performance [shareholder letter], there is discussion of a portfolio that includes 30% stocks, 30% bonds and 40% equities.   What was Management’s intention here in differentiating stocks from equities?   Was this a misprint?

Response:

The statement above was a misprint. It was misprinted in the last paragraph of the discussion where the fund’s manager was summing up the report. The Fund’s manager used a similar statement in the “Tactical Investment Benchmarks” section where it was stated correctly: “…30% equities, 30% bonds and 40% alternatives.”

                                                                                                                    CMG Absolute Return Strategies Fund Prospectus dated 9/1/10

Comment 4:

The expense example in the prospectus dated September 1, 2010 appears to include a 1% contingent deferred sales charge for Class C shares, but no such sales charge appears in the prospectus fee table.  Please correct this inconsistency in the next annual prospectus update.

Response:

The expense example amounts for Class C shares in Fund’s recently updated prospectus, which was effective on September 1, 2011, have been corrected and do not include a contingent deferred sales charge.

                                                                                                                     Astor Long-Short ETF Fund prospectus dated 12/1/10

Comment 5:

The expense example in the prospectus dated December 1, 2010 only included one and three year expense example amounts.  The five and ten year expense examples were not included in this filing although the Fund had already passed a fiscal year end.  Please correct this inconsistency in the next annual prospectus update.

Response:

Going forward, the prospectus for Astor Long-Short Fund shall always include one, three, five and ten year expense example amounts.  It should be noted that on June 6, 2011, a separate prospectus was filed with the SEC on behalf of the Fund to include Class A and B shares.  The expense examples in the June 6, 2011 prospectus included one, three, five and ten year expense examples.

                                                                                                                    BTS Bond Asset Allocation Fund N-CSR dated 12/31/2010

Comment 6:

At year end, the Fund had 97% of portfolio invested in short-term securities.   Was this a defensive position?   If so, statement to this effect should have been included in Management’s Discussion of Fund Performance [shareholder letter].

Response:

The Fund was in a defensive position as of fiscal year-end. Though the letter did allude to defensive positions the advisor had taken during the year, the discussion as of fiscal year-end did not fully discuss the defensive position of the Fund.  Going forward, the letter will include such a discussion if the Fund is in a defensive position at that time.

                                                                                                                    General comment for N-Q filings

Comment 7:

Form N-Q filings should include disclosure required per financial accounting standard [“FAS”] 161 if such disclosure would have been required for an N-CSR filing.  The use of any disclosure here would be predicated on materiality and should include a description of the type of derivative in use, the purpose and some indication of transaction volume.

Response:	Future filings on Form N-Q will include disclosure per FAS 161 appropriate for a presentation of fund holdings and net assets as of a specific date.

                                                                                                                    Incline Capital Trend Following Fund N-CSR dated 1/31/11

Comment 8:

A graph showing the hypothetical growth of a $10,000 investment in the “Smart Switch Index” was included in Management’s Discussion of Fund Performance [shareholder letter].   The performance of the Fund was not included here.   The graph depicted outperformance, while the Fund returns were actually lower than those of the index.   The inclusion of this graph is deemed misleading to the shareholder.

Response:

In the fund’s prospectus, the first line of text under “Principal Investment Strategies” of the fund reads: “The Incline Capital Trend Following Fund is managed based on signals generated by the Incline Capital Smart Switch Index.” Since the index plays an integral part of fund’s strategy, the fund’s manager felt it important to focus attention on the index in the “shareholder letter” portion of the report knowing that fund’s specific performance would be addressed on the next page of the report. However, we understand the concern the staff has raised by not discussing the fund’s performance alongside the index in the letter and will ensure that future letters that discuss performance of an index also address the fund’s performance and include explanations for over/under performance of the fund vs. the index. We will also ensure that if similar graphs are used they are balanced, well described and not misleading.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James P. Ash

James P. Ash

Secretary

Northern Lights Fund Trust